UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 001-38206

TDH HOLDINGS, INC.

(Translation of registrant’s name into English)

c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Room 2008,

Financial Square, 197 Shuangzhu Road, Huangdao District, Qingdao

Shandong Province, People’s Republic of China

Tel: +86-532-8615-5700

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

CFO Appointment

On February 19, 2020, the Board of Directors of TDH Holdings, Inc. (the “Company”) appointed Feng Zhang as the Company’s Chief Financial Officer, effective immediately, at an annual base salary of approximately $30,850. From August 2018 to September 2019, Feng Zhang worked as Senior Accounting Manager for Beijing Longguang Energy Technology Co., Ltd. From July 2017 to July 2018, Mr. Zhang worked as Accounting Manager for Hebei Yinlong Renewable Energy Co., Ltd. From March 2015 to June 2017, Mr. Zhang worked as Audit Manager for Beijing Xinghua Certified Public Accountants Firm (Partnership). From June 2006 to February 2015, Mr. Zhang worked as Accounting Manager for Boda Instrument Group Co., Ltd. Mr. Zhang is a Certified Public Accountant and received his bachelor degree in Assets Appraisal from Hebei Agricultural University. There is no arrangement or understanding between Mr. Zhang and any other persons pursuant to which he was appointed as discussed above. Nor are there any family relationships between Mr. Zhang and any executive officers and directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 24, 2020

TDH Holdings, Inc.

By:	/s/ Dandan Liu
Name:	Dandan Liu
Title:	Chief Executive Officer

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